Exhibit 99.1

Autohome Inc. Announces Management Change

BEIJING, Oct. 8, 2021 /PRNewswire/—Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that Mr. Xiao Wang has resigned as Chief Technology Officer of the Company due to his other personal commitments, effective immediately. The Company’s board of directors has appointed Mr. Bibo Xiang as the new Chief Technology Officer effective immediately, in charge of the Company’s overall technology framework and development roadmap.

Mr. Xiang has extensive experience in the fields of search engine, commercial advertising, recommendation system, natural language processing and data mining. Prior to joining Autohome, Mr. Xiang served as senior vice president of VIPKID, and Chief Technology Officer of Koolearn Technology Holding Limited (HKEX: 1797), in charge of digital transformation of education and training business. Prior to that, Mr. Xiang worked at Yahoo Search, Taobao Advertising, Shanda Online, 360 Search and 360 Commercial Products, where he was responsible for technology management of search, recommendation and advertising businesses. Mr. Xiang received his bachelor’s degree in Computer Science and Technology from Southwest Jiaotong University in 1999, and his master’s degree in Information Security from Beijing University of Posts and Telecommunications in 2006.

Mr. Quan Long, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “On behalf of Autohome, I’m pleased to welcome Mr. Xiang to the team as Autohome’s Chief Technology Officer. We believe that his extensive experience and dedication will strengthen our technological capabilities and further our pursuit of innovation. We also would like to thank Mr. Xiao Wang for his considerable efforts and contributions to the Company during his tenure as CTO, in particular in enhancing our technology infrastructure and the technology components of our services as we continue to cultivate the auto ecosystem. We respect his decision and wish Xiao continued success in his future endeavors.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment in China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com